Exhibit 99.3

PRESS RELEASE

TotalEnergies’ Cray Valley Affiliate Sells Three Product Lines
to Pacific Avenue Capital Partners

Paris, April 11, 2023 – TotalEnergies has accepted an offer from Pacific Avenue Capital Partners for the acquisition of three product lines (Wingtack®, PolyBD® and Dymalink®) developed by Cray Valley, its resin production and sales affiliate. The transaction includes four production sites in the United States, the Cray Valley Italy affiliate and the portfolio of customers.

The transaction will allow Cray Valley to focus on its global specialty C4 and pure-monomer resin businesses which will continue to be developed by TotalEnergies. Production of the Ricon®, Krasol® and Cleartack® resins will continue at Carling (France), in accordance with the commitments made when the site was restructured in 2013, Grand Junction (US) and Kralupy (Czech Republic).

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About Cray Valley

TotalEnergies’ Cray Valley affiliate is a global supplier of specialty chemical additives, hydrocarbon specialty chemicals, and liquid or solid tackifying resins used to make adhesives, rubbers, polymers, coatings and other materials. As a pioneer in the development of these advanced technologies, Cray Valley has already brought hundreds of performance-enhancing products to market for demanding applications in a range of sectors (energy, printing, packaging, construction, tires, electronics, etc.). Cray Valley’s European headquarters, at the Carling Saint-Avold platform, is home to its customer service, a research and development center, and production units. For more information, visit www.crayvalley.com. For more information, visit www.crayvalley.com

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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@TotalEnergiesPR Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).